John H. Sellers (650) 843-5070 jsellers@cooley.com	VIA EDGAR AND OVERNIGHT DELIVERY

July 25, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20249

Attn:	Russell Mancuso
Ruairi Regan

RE:	Enphase Energy, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 22, 2011

File No. 333-174925

Ladies and Gentlemen:

On behalf of Enphase Energy, Inc. (the “Company” or “Enphase”), we are transmitting for filing Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-174925 (the “Registration Statement”). We are sending a copy of this letter, the Amendment and certain supplemental materials in the traditional non-EDGAR format, including a version that is marked to show changes to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 15, 2011, and will forward a courtesy package of these documents for the staff of the Commission (the “Staff”), in care of Mr. Ruairi Regan.

The Amendment is being filed in response to comments received from the Staff, by letter dated July 12, 2011, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Inside Cover Page

1.	Please revise your graphics as follows:

•

If significant text, technical terms or jargon like you have included is necessary to understand graphics, the presentation generally is inappropriate for the prospectus cover. If you elect to include graphics, please revise so that they do not require the current lengthy text, jargon or technical explanations. Likewise, revise the inside back cover of the prospectus to eliminate the jargon that may be appropriate to market your product but not for a securities offering disclosure document.

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July 25, 2011

Page Two

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From the first full-page graphic and the picture of the house on the following page, it appears that you sell solar panels. If this is not true, please revise to remove any implication to the contrary.

In response to the Staff’s comment, the Company has revised the inside cover and inside back cover of the prospectus to simplify the language and to remove any implication that the Company is selling solar panels instead of its microinverters.

Table of Contents

2.	Please tell us how you believe the last sentence of the second paragraph following your table of contents is consistent with Section 12(a)(2) of the Securities Act.

The Company appreciates the Staff’s comment. The Company submits that the referenced sentence is intended to make a factual statement that the information contained in the prospectus can only be accurate as of its date. The sentence is not intended to attempt to limit any liability under Section 12(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). Consistent with Section 12(a)(2), if prior to completion of the offering any of the statements in the prospectus become untrue in a manner that implicates the materiality standard of Section 12(a)(2), the Company intends to inform prospective investors of such event through a prospectus supplement or other means permitted by the Securities Act.

Prospectus Summary, page 1

3.	It is unclear whether all of the information regarding your solutions, strengths and strategies is appropriate for a prospectus summary; see Updated Staff Legal Bulletin No. 7 (June 7, 1999) sample comments 28 and 29. If the disclosure is appropriate for a summary, please explain to us why and ensure that you provide equally prominent disclosure of negative elements of this offering and your business. We note that you present separately captioned and explained bullet points regarding your strengths and strategy but provide only brief bullet points regarding your challenges on page 5. Also, if your system requires a higher initial investment than competitive systems, has a limited market due to its wattage, has lower conversion efficiencies than competitive products, or faces competition from significant new entrants into the market producing products like yours, please highlight these issues clearly and directly. In this regard, we note that the bullet point on page 6 merely suggests that you are expecting additional competition generally and that you are not aware of any actual specific significant new competitive threats.

In response to the Staff’s comment, the Company has revised its prospectus summary to further condense its summary of its solutions, strengths and strategies and to provide a more balanced disclosure of its challenges on page 5 of the Amendment.

Enphase Energy, Inc., page 1

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July 25, 2011

Page Three

4.	Please provide us independent, objective support for your claim that your technology is fundamentally new in the first sentence. Also, provide us such support for the following statements that you make:

•	your product is “industry leading,” in the first bullet on page 3 and on page 66;

•	your claim regarding greater system uptime on page 3;

•	your claim of industry leading reliability on page 4;

•	that you were first to market, in the third bullet, on page 4. Address how you concluded that other companies did not market microinverters in the past;

•	you are the “leading supplier of microinverters,” on page 5.

•	SunWize Technologies, Inc., Focused Energy LLC, SolarNet Holdings, LLC, Conergy AG and AEE Solar Inc. are among the largest solar distributors, on page 79; and

•	Wesco and GexPro are some of the largest electrical contractor distributors in North America, on page 79.

The Company respectfully advises the Staff that its microinverter system is a fundamentally new technology for the solar industry because of its system design, which combines power electronics, purpose-built semiconductor content and proprietary communications technology. This differentiates the Company’s system from traditional central inverter products. While other companies tried the single inverter per module approach, prior to Enphase’s successful commercialization, none of them successfully incorporated significant purpose-built semiconductor content or included communications technology in their products.

With regard to the statement that the Company’s product is “industry leading” and that the Company is the “leading supplier of microinverters,” the Company advises the Staff that its statements are based on the IMS Research data, which is provided supplementally to the Staff. Based on the IMS Research data, in 2010, Enphase had 10.6% of total North America inverter revenue (including both central and microinverter revenue). Only SMA Solar Technology AG, Advanced Energy Industries, Inc. and Satcon Technology Corporation had a greater share of total North America inverter revenue. Based on the Company’s review of publicly available information, the Company believes that none of these companies offers a microinverter product, supporting the claim that Enphase is the leading microinverter technology vendor.

In connection with the Company’s statement regarding greater system uptime, the Company advises the Staff that it removed the references to the “greater” system uptime from pages 3 and 67 of the Amendment. With regard to the Company’s statements regarding system uptime, the Company advises the Staff that “system uptime” accounts for times when a solar PV system is not functioning due to failure or maintenance. Traditional central inverters fail more frequently than Enphase microinverters, and when they fail it results in lost energy production from the entire array. Field data collected by Westinghouse over a period of two years, which the Company provides supplementally to the Staff, indicates a per unit failure rate of 0.207% for microinverters deployed in residential solar PV systems versus a per unit failure rate of 9.43% for traditional central inverters deployed in residential solar PV systems. The lower failure rate per unit, combined with the distributed architecture of the Enphase microinverter system (which allows the overall PV system to keep functioning even if a single unit fails), produces greater system uptime versus solar PV systems deploying traditional central inverters, which act as a single point of failure for the system. In addition to the improved uptime on a per unit basis, the Company advises the Staff that the Westinghouse data suggests that microinverters achieve greater uptime than traditional central inverters on an hourly basis, 99.998% versus 99.952%.

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July 25, 2011

Page Four

With respect to the statement related to industry leading reliability, the Company advises the Staff that it based its statement on the failure rate data from Westinghouse, which showed Enphase microinverters being 45 times more reliable than central inverters.

With respect to the statement that the Company was first to market, the Company advises the Staff that it believes that it was the first company to successfully market microinverter technology for application in solar PV systems based on its significant commercial success. While other companies have tried a single inverter per module approach, to the Company’s knowledge, no other company shipped microinverter technology for solar applications in volume prior to the Company’s product success. For example, the Dutch company OKE-Services marketed a microinverter product for solar applications but was bought by SMA Solar Technology AG, a manufacturer of photovoltaic inverters and monitoring systems (SMA) in 2009, and to date SMA has yet to release a microinverter product or begin to market OKE’s original product. Similarly, Ascension Technology was purchased by Applied Power Corporation which in turn was purchased by SCHOTT AG in 2002 which then ceased to offer Ascension Technology’s microinverter solution in favor of SCHOTT’s existing traditional inverter designs. Another example of earlier failures of microinverter solutions can be found in NKF Kabel B.V., which ended production of its microinverter product, or OK4 series, in 2003 when a subsidy program ended. In contrast, Enphase has shipped its microinverter commercially since mid-2008, and has sold more than 750,000 units through May 31, 2011. Based on the foregoing, the Company believes that Enphase is the first company to successfully market microinverter technology for solar applications.

In addition, in response to the Staff’s comment, the Company has revised its disclosure on page 79 of the Amendment to delete the reference to the size of the distributors listed there.

5.	Please provide us with copies of reports of Westinghouse Solar where it makes the statements that you cite in the summary. Clearly mark the supporting statements in the supplemental materials.

The Company supplementally provides to the Staff the data supplied to the Company by Westinghouse Solar that shows a failure rate by traditional central inverters of 9.43% and an Enphase microinverter failure rate of 0.207%, collected by Westinghouse over a period of two years. This demonstrates an Enphase microinverter failure rate that is 45 times less than that of a traditional inverter.

6.	Please tell us whether the chart of “Market Share Evolution” reflects your typical market share. If it is not typical, it is unclear why you believe it is appropriate to highlight it in your prospectus summary. Likewise, where you repeat this data elsewhere in your document, please ensure that you present sufficient context so that investors can evaluate the extent to which it reflects your typical market share.

The Company supplementally advises the Staff that it believes the “Market Share Evolution” chart is representative of its typical market share because the California market represents the largest single solar market in the U.S., with 30% of all solar installations in the U.S. in 2010, as estimated by the Solar Energy Industries Association (SEIA).

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July 25, 2011

Page Five

The Company believes that market trends in the California market, the largest solar market in the U.S., are indicative of its expectations for other North American markets. In response to the Staff’s comment, the Company has clearly labeled the chart as representing the “California Residential Market Share.”

Our Solution, page 3

7.	Please highlight in your prospectus summary your statement on page 54 regarding your insignificant revenue from the web-based monitoring service. Also, if you sell any of the three components separately and those separate sales represent a material portion of your revenue, please highlight that fact here. In an appropriate section of your document, provide the three-year revenue history by product class required by Regulation S-K Item 101(c)(1)(i).

In response to the Staff’s comment, the Company has provided additional disclosure on page 3 of the prospectus summary.

The Company further advises the Staff that while the Company sells its microinverters and communications gateway devices separately, the Company considers these products to be of a single class of product (hardware). Since inception 99% of the Company’s net revenues have been derived from the sale of hardware products. In addition, the Company advises the Staff that revenues from the sale of Envoy communications gateway devices (which are part of the hardware product class) represented 9%, 7%, 6% and 6% of total net revenues for 2008, 2009, 2010 and the three months ended March 31, 2011, respectively, and are not expected to increase as a percentage of total net revenues in the future. Therefore, consistent with Regulation S-K Item 101(c)(1)(i), the Company advises the Staff that it does not believe it is required to include any further revenue history by product class.

The Offering, page 7

8.	Please update the disclosure in the bullet points in this section. We note for example the updated information on page 122 and in the penultimate paragraph on page 105.

In response to the Staff’s comment, the Company has revised its disclosure in the Offering section to update the relevant capitalization numbers through June 30, 2011. With respect to the capitalization table on page 34 of the Amendment that relates to the Company’s financial statements as of March 31, 2011, the Company advises the Staff that it will update that disclosure in connection with providing the financial results for the second quarter ended June 30, 2011 with its next amendment to the Registration Statement. The Company has provided updated information through June 30, 2011 in the bullet points in this section.

9.	Refer to the last sentence on page 8. Please tell us why you believe it is appropriate to not reflect the effect a split that apparently will occur before investors become owners of your shares.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the effect of the expected reverse stock split will be reflected in a future amendment to the Registration Statement once the size of the split becomes finalized and approved by the Company’s board of directors. The Company intends to finalize and disclose the split prior to printing its preliminary prospectus.

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July 25, 2011

Page Six

Risk Factors, page 11

10.	In an appropriate risk factor, please describe recent trends experienced by participants in the solar industry.

In response to the Staff’s comment, the Company has provided additional disclosure to describe recent trends experienced by participants in the solar industry on pages 11 and 12 of the Amendment.

If our contract manufacturers are unable to obtain raw materials, page 19

11.	Please describe recent cycles in the availability of silicon. Also, if you will compete with solar panel manufacturers for silicon in times of shortage, please describe this risk.

The Company respectfully advises the Staff that neither the Company nor its contract manufacturers rely on silicon other than small amounts for its semiconductor chip. Any potential changes in the manufacturing cost of its semiconductor chip due to changes in the price of semiconductor-grade silicon would be minimal and although the Company mentions it in the respective risk factor on page 18, the Company does not feel that it requires further disclosure. The Company does not design, sell or market solar-grade silicon solar modules or any other silicon-based products.

If we fail to maintain an effective system of internal controls…, page 23

12.	Please describe the identified significant deficiencies you mention here.

In response to the Staff’s comment, the Company has revised and expanded the risk factor on page 23 of the Amendment.

Use of Proceeds, page 33

13.	Given that you appear to have no specific plan for the proceeds, please discuss the principal reasons for the offering of this size.

In response to the Staff’s comment, the Company has provided additional disclosure on page 32 of the Amendment. In addition, the Company advises the Staff that it currently does not have any estimates with respect to the specific allocation of the proceeds from this offering.

14.	We note your disclosure that you currently have no agreements or commitments relating to any material acquisitions. Please tell us if you are currently involved in any negotiations regarding material acquisitions and the status of such negotiations.

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July 25, 2011

Page Seven

The Company respectfully advises the Staff that it is currently not involved in any negotiations regarding material acquisitions.

15.	Although we note your statement that you have no commitment or specific plans to repay debt, Regulation S-K Item 504 requires you to disclose your current intentions regarding the use of the proceeds; see instruction 7 to Item 504. Please revise accordingly, and provide the disclosure required by instruction 4 to Regulation S-K Item 504. Also, with a view toward disclosure, please tell us whether you currently intend to use proceeds for:

•	the move to the new headquarters mentioned on page 53;

•	the expansion into China mentioned on page 72; or

•	to repay the debt under your June 14, 2011 convertible facility, which appears, based on your disclosure in the last paragraph on page 51, to mature upon the closing of your initial public offering.

In response to the Staff’s comment, the disclosure on page 32 of the Amendment has been revised to provide more detail regarding the Company’s plans for the proceeds. The Company further advises the Staff that it does not believe that the debt under its June 14, 2011 convertible facility would be repaid upon the closing of this offering but the investors would elect to instead convert their notes into the shares of the Company’s common stock, since the conversion feature provides for the debt to convert at $0.98 per share, subject to adjustment for the anticipated reverse stock split referenced in the Registration Statement. To the extent any noteholder under this convertible facility elects not to convert its note into common stock, the Company intends to use existing cash to repay such debt.

Capitalization, page 35

16.	Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization, since this item is not a component of capitalization for purposes of this disclosure.

In response to the Staff’s comment, the Company has removed the caption relating to cash and cash equivalents from the presentation of capitalization on page 34 of the Amendment.

Dilution, page 37

17.	Please provide your computations of net tangible book value and pro forma net tangible book value at the end of the fiscal year and interim period.

In response to the Staff’s comment, the Company has provided a more detailed disclosure of the computations as of March 31, 2011 on page 36 of the Amendment and will update such disclosures in future filings. The Company respectfully advises the Staff that it

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July 25, 2011

Page Eight

believes the presentation of net tangible book value and pro forma net tangible book value as of the most recent interim period complies with Regulation S-K Item 506 and inclusion of such amounts as of the most recent fiscal year end is not required.

Results of Operations, page 42

18.	Your explanations for the increase in general and administrative expenses do not appear to explain the entire change. Please explain the balance of the increase.

In response to the Staff’s comment, the Company has revised its disclosure on pages 44 and 46-47 of the Amendment.

19.	Where you attribute changes to multiple causes, like in your discussion of cost of revenues on page 44, please quantify the effect of each material cause.

In response to the Staff’s comment, where changes in results of operations are attributed to multiple causes, the Company has revised its disclosures to quantify the effect of each material cause described on pages 43-47 of the Amendment.

20.	Please tell us why you do not discuss the impact that the increased cost of your 2011 leases will have on your results of operations.

The Company has revised the disclosure to include a discussion of the expected impact of its new lease obligation on its future results of operations on pages 42 and 52 of the Amendment in response to the Staff’s comment.

Net Revenues, pages 44 and 46

21.	Please revise to explain the reason for the decline in average selling price of your microinverter units discussed on pages 44 and 46.

In response to the Staff’s comment, the Company has updated its disclosure on pages 43 and 45 of the Amendment.

Debt Obligations, page 51

22.	Given your previously existing resources, please clarify the purposes for the additional debt you incurred.

The Company respectfully advises the Staff that the Company believes it is prudent to obtain access to additional funding given that the capital markets have experienced volatility in recent years and there is no assurance that funding through an initial public offering will be available when needed. Conditions in the capital markets could change, potentially delaying our public offering. The Company believes additional available funding from these debt facilities helps provide the flexibility to help withstand these types of conditions.

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July 25, 2011

Page Nine

23.	Given your second risk factor on page 23, please discuss the material debt covenants to which you are subject under your existing loan agreements.

In response to the Staff’s comment, the Company has updated its disclosures in the Management’s Discussion and Analysis discussion of its Debt Obligations on pages 50 and 51 of the Amendment and in the footnotes to the consolidated financial statements on pages F-24 of the Amendment to include additional information regarding the material debt covenants under the Company’s loan agreements.

Critical Accounting Policies and Significant Estimates

Revenue Recognition, page 54

24.	Please revise to disclose the sales incentives, rebates and discounts offered to customers and distributors, how these incentives, rebates and discounts are estimated and the related accounting treatment.

The Company has revised its disclosure on page 53 of the Amendment in response to the Staff’s comment.

Product Warranty, page 54 Warranty Obligations, page F-9

25.	Please revise to clarify how you determined the estimated accrual for claims under your 15-year and 25-year limited product warranties each period, considering your limited operating history and the fact that this is new technology in the solar industry. Please clarify whether this accrual is based on a percentage of revenue and, if so, how that percentage was determined each period. Please disclose your assumptions regarding estimated failure rates and replacement costs and how these were determined. We also note your reference on page 67 that you provide a “100% system uptime guarantee.” Please disclose the nature of this guarantee and clarify how you have estimated your warranty accrual related to this guarantee.

In response to the Staff’s comment, the Company has revised its disclosures on page 54 of the Amendment and pages F-9 and F-10 of the notes to consolidated financial statements to further clarify how its estimated accrual for warranty claims was determined for each period. The Company further advises the Staff that its accrual is not based on a percentage of revenue, but rather on a per unit basis.

The Company further advises the Staff that it provides system owners with a 100% uptime guarantee under its Entrust program, whereby the Company reimburses the system owner for any lost energy for a solar panel for up to one month if a microinverter unit should fail. The Company estimates that its microinverter systems achieve system uptimes of at least 99.8%. The Company has not experienced significant claims or disbursements under this program to date and does not expect to incur significant costs to fulfill its obligations under this program in the future, and therefore no accrual has been recorded for any such future obligations.

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July 25, 2011

Page Ten

Stock-Based Compensation, pages 55 to 59 Note 10. Stock Based Compensation, pages F-19 to F-21

26.	We reference the disclosure on page 55 of the many factors your board of directors, with input from management, considered to determine the fair value of your common stock. We also see on pages 57 through 59 that you subsequently determined that a stock compensation charge should be calculated for the difference between the exercise price at the grant date and the estimated fair value at the grant date, based on an independent valuation report as of January 31, 2011. Please tell us the extent of your reliance on this independent valuation report for the updated estimated fair value of your stock and key assumptions disclosed on pages 57 through 59.

The Company respectfully advises the Staff that it is responsible for, and provided the independent valuation firm with, all the underlying financial information, including its historical, current and expected future operating performance, financial condition, business milestones and risks, etc. The Company relied, in part, on the work of the independent valuation firm, but only as to the extent of their financial valuation expertise (e.g. determination of the discount rate, lack of marketability, etc.). The Company assumed full responsibility for the inputs provided, and ultimately the Company determined the updated estimated fair value at grant date. In response to the Staff’s comment, the Company has added disclosures regarding its consideration of the January 2011 estimated updated fair value on pages 57-59 of the Amendment and clarified that that the Company relied in part on such independent valuation report.

27.	Please revise to disclose the significant assumptions used to determine the estimated fair value of the common shares utilized for stock compensation purposes in fiscal 2010 and 2011 under the income and market approaches and the basis for these assumptions. For example, revise to clarify how you considered lack of marketability of your common stock associated with private company status and how you determined the related discounts each period. In addition, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Please clarify how the issuances of preferred stock were considered in the fair values per share at grant date disclosed on page 56.

In response to the Staff’s comment, the Company has added disclosure on significant events and assumptions regarding the basis for the determination of its lack of marketability discounts and our consideration of the preferred stock issuances on pages 57-60 of the Amendment. The Company further advises the Staff that its consideration of the issuances of Series E convertible preferred stock is disclosed with respect to the November 2010 grant referred to on page 58 and the July 2010 and June 2010 grants described on pages 58-59 of the Amendment; and its consideration of the issuance of Series D convertible preferred stock is disclosed with respect to the January 2010 grant on pages 59-60 of the Amendment. There were no other transactions with unrelated parties believed to be particularly evident of an objective fair value per share determination.

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July 25, 2011

Page Eleven

28.	Please indicate when discussions were initiated with your underwriter(s) about possible offering price ranges and provide us a history of those discussions. Please provide us with a chronological bridge of management’s fair value per share determinations to the current estimated IPO price per share. We will delay final assessment of stock based compensation pending inclusion of the estimated IPO price in the filing.

The Company advises the Staff that in March 2011 it issued requests for proposals to potential underwriters for this offering, requesting proposal submissions by mid-April 2011. The Company received proposals and met with investment banks in mid-April 2011. At that time, each of the underwriters provided the Company with its analysis of the Company’s business, a summary of how the underwriter would position the Company for an offering, and valuation methodologies and analyses of comparable companies, but the underwriters did not provide the Company with any valuation of the Company or a possible offering price range.

The Company further advises the Staff that although it selected the underwriters for this offering in late-April 2011, none of the investment banks interviewed offered any indications of value, and there remained substantial uncertainty over the Company’s ability to complete an offering in light of market conditions. In early May 2011, the Company held its organizational meeting with its underwriters. The initial meetings with the underwriters focused on providing an overview of the Company’s business, discussing the offering process and drafting disclosure.

The Company has not held discussions with the underwriters regarding the possible price range for the initial public offering through the date of this letter.

The Company understands that the Staff will delay final assessment of stock based compensation pending inclusion of the estimated IPO price range in the filing.

Business, page 61

29.	Please provide support for the figures presented in the tables on pages 69 and 70. Tell us:

•	how you determined that the data presented in the tables is fairly representative of all installations;

•	whether each installation presented actually uses your product and is achieving the results disclosed;

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July 25, 2011

Page Twelve

•	whether competitors other than providers of traditional central inverters could achieve the same or better results; and

•	why you have not identified the installer named as a source and provided its consent as an exhibit.

Also, explain the term energy harvest.

The Company advises the Staff that the two case studies presented on pages 69 and 70 represent actual residential and commercial installations deploying Enphase microinverter systems. For each installation, the installer provided the Company with the location, size of installation and number and cost of solar modules used, as well as the approximate cost of a traditional central inverter for that site and the installer’s estimated profit and overhead. The Company combined this installer data with its own estimates of the costs of racking, labor, design, permitting, and Enphase microinverters for that site, as well as the amount of sales tax in each case, to determine the figures presented in the tables under the heading “Total System Cost.” The Company advises the Staff that its estimates of the cost of racking and the tax rate were the same in each case for the Enphase microinverter system and the traditional central inverter system.

The installers provided the Company with estimates of the additional energy production that would be achieved by the Enphase microinverter systems over the estimated energy production of a traditional central inverter for an installation at that site as determined by PVWatts. The Company uses the term “Additional Energy Harvest” to refer to this additional energy produced by Enphase microinverter systems as a result of their ability to convert energy at the level of the individual solar module and their greater system uptime. Through its Enlighten web monitoring system, the Company has observed that the Additional Energy Harvest actually achieved by these systems to date has been higher than the installers’ estimates.

The Company used estimates from the California Energy Commission (“CEC”) to determine the average conversion efficiency of the Enphase microinverter and traditional central inverter systems. The Company advises the Staff that it has revised the CEC efficiency estimate for the Enphase microinverter system used in the residential installation case study based on further discussions with the installer of this system, who has informed the Company that he deployed the second-generation Enphase M190 microinverters in this installation. The Enphase M190 microinverter has a CEC efficiency estimate of 95%.

In each case, the Company estimated the uptime of the installed Enphase microinverter systems to be 99.8% based on the estimated failure rate of Enphase microinverter units, which the Company calculated based upon its analysis of the mean time between failure, or MTBF, of the Company’s products and the Company’s assumptions regarding the time to replace a failed microinverter unit. Field data collected by Westinghouse over a period of two years, discussed above and provided supplementally to the Staff, indicates a per unit failure rate of 0.207% for microinverters deployed in residential solar PV systems, which is consistent with the Company’s estimates. The Company determined the system uptime of traditional central inverter systems based on the default value of 98% used by PVWatts. Based on the Company’s discussions with participants in the solar industry, the Company believes 98% system uptime represents a reasonable estimate of system uptime for traditional central inverters.

The Company determined the length of warranties for the installed Enphase microinverters by reference to actual warranties provided by Enphase. The Company determined the length of warranties for the traditional central inverters based on information made publicly available by manufacturers of central inverters. The Company

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July 25, 2011

Page Thirteen

advises the Staff that it has revised the length of warranty for the Enphase microinverter system used in the residential installation case study based on further discussions with the installer of this system, who has informed the Company that he deployed Enphase M190 microinverters in this installation. The Company provides a 15-year warranty for the Enphase M190 microinverter.

The Company advises the Staff that the $/Watt DC figure is derived by dividing the line item “Total System Cost” by the size of the system in kilowatts.

The Company further advises the Staff that the LCOE figures represent the ratio of the total system’s total life cycle cost, which is the sum of Total System Cost plus the present value of the total lifetime cost of the system, to its total lifetime energy output, as shown in the figure below. The total system’s life cycle cost and the total lifetime energy output are the Company’s estimates and calculations based on the data explained above.

Further, the Company advises the Staff that the IRR figures represent the annualized effective compounded return rate or discount rate that makes the net present value (NPV) of all cash flows (both positive and negative) from the solar installations equal to zero. The IRR figures in the case studies are based on the cash flows (both positive and negative) from the perspective of the system owner.

Based on the information and estimates used to develop its case studies the Company believes that the installation in each case study is fairly representative of an installation of its size.

The Company advises the Staff that, to the best of its knowledge, alternatives to traditional central inverters and microinverters for residential and commercial solar PV installations were not commercially available in North America at the time of the study. Other currently available microinverter products have lower average power conversion efficiency, and therefore, the Company believes would not achieve the same or better results.

The Company further respectfully advises the Staff that, while the installers of the system installations referenced in the tables on pages 69 and 70 provided important data to the Company regarding these installations, it does not believe that it is required to name the installers or to file a consent with respect to the inclusion of such data in the Registration Statement. Rule 436(a) of Regulation C requires that “if any portion of the report or opinion of an expert or counsel is quoted or summarized as such in the registration statement or in a prospectus, the written consent of the expert or counsel shall be filed as an exhibit to the registration statement and shall expressly state that the expert or counsel consents to such quotation or summarization.” In addition, Rule 436(b) of Regulation C requires a consent to be filed “if it is stated that any information contained in the Registration Statement has been reviewed or passed upon by any persons and that such information is set forth in the Registration Statement upon the authority of or in reliance upon such person as experts.” The Company respectfully submits that neither installer referenced in the Registration Statement is an “expert”

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within the SEC definition, that the Company has not relied upon the installers as experts, and that the Company has not made the affirmative statement contemplated by Rule 436(b) such that an expert’s consent is required in connection with the tables referencing such installer data.

30.	Please disclose the phase-out dates and termination dates of material incentives that you mention on page 12.

In response to the Staff’s comment, the Company has provided additional disclosure on page 11-12 of the Amendment.

31.	Please describe the product qualification and certification process that you mention on page 15.

The Company has provided additional disclosures on page 67 of the Amendment in response to the Staff’s comment.

32.	Please describe the export control laws, regulations and requirements that limit which products you sell and where and to whom you sell you products as mentioned in the second sentence of the first risk factor on page 26.

The Company respectfully advises the Staff that it is not aware of any current or proposed export control laws, regulations or requirements that place material limits on its ability to sell its products. The Company’s products are not of a nature that implicate technology-specific restrictions under export control laws. In response to the Staff’s comment, the Company has revised its disclosure on page 25 of the Amendment.

Industry Overview, page 62

33.	Please tell us whether:

•	the industry data that you cite here and throughout your document is publicly available;

•	the data was commissioned by you;

•	the data was prepared for use in your registration statement;

•	you have any relationship with the authors; and

•	you are using the most recently available data.

Also, tell us whether you obtained the consent of the authors to cite the data as you have done. Include in your response the California Solar Initiative and Westinghouse Solar data that you mention in your prospectus and the other data mentioned in the last paragraph on page 32.

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The Company respectfully advises the Staff that (i) the industry data cited throughout the document is either generally available to the public or is available to the public on a subscription or purchase basis, (ii) none of the data used was commissioned by the Company or specifically prepared for use in the Registration Statement and (iii) every industry research firm named as a source is an independent party. The Company confirms that it does not have relationships with the independent research parties cited in the Registration Statement. As disclosed in the Registration Statement, the Company does have a business relationship with Westinghouse, as Westinghouse is a large solar installer that deploys Enphase microinverter solutions along with other inverter products.

The Company further advises the Staff that it believes it has used the most recently available data and has obtained the consent of the authors of the industry data other than the California Solar Initiative (CSI) and SEIA. California Solar Statistics, the official public reporting site of the CSI, presents actual program data exported from CSI weekly and can be viewed by the general public on CSI’s website at http://www.californiasolarstatistics.ca.gov/. The general public can view program data summaries provided in several figures and tables, and can also download the complete Working Data Set for their own analysis. SEIA’s information is also publicly available at http://www.seia.org. The Company supplementally provides the data used in the prospectus to the Staff.

Rapidly Expanding Distribution Channels, page 72

34.	Please tell us the criteria you used to determine which parties to name in this section, whether other unnamed parties also satisfy those criteria, how your disclosure fairly presents those parties’ contribution to your business, and whether unnamed parties provide a greater contribution to your business. Also provide us this information with regard to the names in the first full sentence on page 79 and your reference to Wesco and GexPro on page 79.

In response to the Staff’s comment, the Company has revised its disclosure on pages 72 and 79. The Company advises the Staff that the solar distributors referenced on page 79 of the Amendment include all of its distributors contributing 5% or more of the Company’s sales in the quarter ended March 31, 2011. The Company confirms that there are no unnamed parties who provide a greater contribution to the Company’s business than those listed in this section.

The Company also has revised its disclosure on page 79 of the Amendment to delete the reference to Wesco and GexPro in response to the Staff’s comment.

Expand our Technology Leadership, page 73

35.	You disclose here that you are developing a module for direct attachment of the microinverter to solar modules. However, your disclosure in this prospectus, including your graphics, suggests that your current module already does this. Please clarify.

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The Company respectfully advises the Staff that its current generation microinverter solutions depicted in the graphics of the Registration Statement mounts to the racking first, then connects to the DC cables from the junction box of the solar module and also has a separate system ground wire. The next-generation “AC Module” is expected to mount directly to the backsheet of the solar module which would eliminate the need for a DC junction box and separate system ground wire and would be considered “attached” in the industry. The Company has revised its disclosure on page 73 of the Amendment in response to the Staff’s comment.

Envoy Communications Gateway, page 75

36.	Please clarify how the device communicates with the “local web” if no broadband connection is available.

Additional disclosure has been added to page 75 of the Amendment in response to the Staff’s comment.

Web-Based Software, page 78

37.	Please tell us why you do not believe that you must disclose the name of your “datacenter infrastructure provider” and the material terms of your agreement with the provider.

In response to the Staff’s comment, the Company provided the name of its “datacenter infrastructure provider” on page 78 of the Amendment. The Company further advises the Staff that the Company’s agreement with Rackspace, US Inc. is a standard two-year hosting agreement that does not include any pricing information or any other material terms relevant to investors. The Company has further determined that the hardware and services the Company obtains from Rackspace is available from a number of other quality data center infrastructure providers at competitive prices.

Customers and Sales, page 78

38.	Please provide us with copies of your agreements with your distributors disclosed in the last risk factor on page 19, and tell us how you determined that these agreements need not be filed as exhibits to your registration statement.

The Company respectfully advises the Staff that it enters into a standard form of an agreement for sale and purchase of its products with its distributors, which are terminable at the Company’s option at any time on ten days’ notice and do not contain any minimum purchasing or pricing terms. The Company supplementally provides copies of the agreements with two of its largest distributors in 2010 to the Staff, but it does not believe these agreements should be filed as a exhibits pursuant to Item 601 of the Regulation S-K because they are “made in the ordinary course of business” and are of the type “such as ordinarily accompanies the kind of business conducted” by the Company. In addition, the Company does not substantially depend on any distributor agreement. Further, the form of distribution agreement is itself not material, and the filing of the distribution agreements or the form of distribution agreement would not provide material information to investors. The Company respectfully submits that none of the distribution

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agreements or the form of distribution agreement falls within any category set forth in Items 601(b)(10)(ii)(A)-(D) of Regulation S-K requiring the Company to file these agreements as exhibits to the Registration Statement.

In addition, the risk factor on page 19 of the Amendment has been revised to further clarify that the percentages reflect the revenue of the two largest distributors collectively for the period referenced.

39.	Please disclose the material terms of your agreements with your strategic partners including your agreements with Siemens disclosed here and on page 72; include term and termination provisions. Tell us how you determined that you need not file these agreements as exhibits.

In response to the Staff’s comment, the Company has revised its disclosure on pages 72 and 79 of the Amendment. The Company deleted references to Suntech and Canadian Solar because the Company’s relationship with Suntech is based only on a memorandum of understanding which merely provides a framework for the formal development agreement currently being negotiated by the parties, and the Canadian Solar development agreement merely formalizes a cooperative development effort that may lead to a supply agreement, but no such agreement has been negotiated yet.

The Company respectfully advises the Staff that the Siemens agreement, a reseller agreement, is an agreement that ordinarily accompanies the kind of business conducted by the Company and has yet to generate any meaningful revenue. Pursuant to Regulation S-K Item 601(b)(10)(ii)(B), if a contract is of a type that ordinarily accompanies the kind of business conducted by the Company, it is deemed to be ordinary course and need not be filed unless it is a “contract upon which the registrant’s business is substantially dependent.” The Company submits that the Company is not substantially dependent on the Siemens agreement as it has not generated any revenue and therefore does not believe that it is necessary to provide the description of this agreement or to file it as an exhibit to the Registration Statement. The Company supplementally advises the Staff that the Siemens agreement extends until January 31, 2014 and is terminable by either party upon one year prior notice.

40.	Please clarify what you mean by “2,200 installer and integrator partners.” Are there parties with which you have a current contractual arrangement, or do you mean parties who have at some time in the past purchased a product from you?

The Company respectfully advises the Staff that the “2,200 installer and integrator partners” referenced in the Registration Statement represent installers of the Company’s products. However, most of the 2,200 installers purchase the Company’s product via distributors and hence the Company does not have a contractual relationship with most of them. The Company is able to indentify, interact and track the activities of the “2,200 installer and integrator partners” via Enlighten, its installer software portal that allows installers to manage their installations. The Company has clarified its disclosure on page 79 of the Amendment in response to the Staff’s comment.

Manufacturing…, page 79

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41.	Please disclose the material terms of your relationships with the manufacturers and suppliers disclosed in this section, including the term and termination provisions of material agreements.

In response to the Staff’s comment, the disclosure on pages 79 and 80 of the Amendment has been revised to describe in more detail the agreements and relationships with the Company’s manufacturers and suppliers.

Intellectual Property, page 80

42.	We note your disclosure in this section that you license open source software. Please disclose the terms of your material licenses, including duration, termination provisions and material obligations of the parties.

Additional disclosure has been added to page 81 of the Amendment in response to the Staff’s comment.

Competition, page 81

43.	Please address both your competitive position relative to providers of central inverters and relative to providers of alternatives to central inverters. Also discuss competitive conditions; for example, if you aware of significant new competitors, please provide a discussion of these developments.

The Company advises the Staff that its microinverter system competes with central inverter and other inverter technology as disclosed in the Competition section and the Risk Factors section on page 13. The Company believes that it offers a superior solution to traditional central inverter technology as well as compared to alternatives to central inverters and microinverter technology developed by new technology start-ups as outlined in Our Solution, Competitive Strengths and Our Products sections. The Company is currently not aware of any competing microinverter technology that is commercially as successful as its own although, as disclosed on page 82, there are a number of companies that have announced or are already shipping competing microinverter products. Additional disclosure has been provided on page 82 of the Amendment in response to the Staff’s comment.

Executive Officers and Directors, page 83

44.	Please tell us why you have not disclosed Dennis Hollenbeck’s business experience from July 2006 to December 2010.

The Company respectfully advises the Staff that Mr. Hollenbeck attended to private matters during this time (primarily to care for a family member) and hence no business experience can be referenced from July 2006 to December 2010.

Board Composition, page 87

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45.	Please tell us when you intend to disclose in the prospectus, relative to the time that you begin any meetings with prospective investors, the composition of each class of directors.

The Company respectfully advises the Staff that it intends to determine and disclose the composition of each class of directors prior to finalizing its preliminary prospectus and prior to any meetings with prospective investors.

Base Salary, page 92

46.	It appears that your compensation committee considered objective factors - like company performance and individual performance - in determining the increases in base salary of your executive officers. Please provide specific disclosure regarding how the factors were reflected in the compensation decisions. Please refer to Regulation S-K Item 402(b)(2)(v) and (vii).

In response to the Staff’s comment, the Company has provided additional disclosure on pages 94-95 of the Amendment.

Cash Bonuses, page 93

47.	Please clarify how the committee determined the size of the $133,325 payment to the Vice President of Worldwide Sales. From your disclosure that the payment was made for “exceeding his sales performance targets,” it appears that the payment was based on more than a percentage of sales. Please disclose the target and how the amount of payment relative to the target was determined. See instruction 4 to Regulation S-K Item 402(b).

Additional disclosure has been added to page 96 of the Amendment in response to the Staff’s comment.

48.	Please clarify what the CFO did to strengthen your financial and accounting and organizational processes and how the committee determined that $50,000 was the amount that should be paid for that activity.

Additional disclosure has been added to page 96 of the Amendment in response to the Staff’s comment.

49.	Please tell us why this section does not discuss the Vice President of Products’ compensation for 2010.

The Company respectfully advises the Staff that its Vice President of Products did not receive a cash bonus in 2010. In response to the Staff’s comment, the Company has revised its disclosure on page 96 of the Amendment.

Equity Compensation, page 94

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50.	Please discuss with specificity how the factors you cite resulted in the size of option that you granted to each named executive officer.

In response to the Staff’s comment, the Company has provided additional disclosure on pages 97- 98 of the Amendment.

Grant of Plan-Based Awards, page 98

51.	Please provide the disclosure in columns (b), (c), (d) and (e) of the table required by Regulation S-K Item 402(d) with regard the compensation plans for your CEO and Vice President of Worldwide Sales that you mention under “Cash Bonuses” on page 93.

Additional disclosure has been added to page 101 of the Amendment in response to the Staff’s comment.

52.	Please tell us how you concluded that the grant date fair value disclosed in the last column in the table does not reflect the actual economic value realized by the named executive officers as you state in the final sentence of footnote (2).

In response to the Staff’s comment, the disclosure in footnote (2) on page 101 of the Amendment has been revised to remove any reference to the actual economic value realized or realizable by the named executive officers.

53.	Please discuss the reasons for setting the vesting commencement dates before the grant date of options.

The Company respectfully advises the Staff that such vesting terms generally apply to equity awards granted to new hires. The rationale for setting the vesting commencement date before the grant date of an option is to match the vesting commencement date to the date of an employee’s commencement of employment with the Company which typically precedes the grant date.

54.	Please reconcile the grant date of Mr. Loebbaka’s award disclosed here with the date in the last paragraph on page 102.

The Company advises the Staff that the authority to grant awards under the 2006 Equity Incentive Plan rests solely with the Board of Directors. As such, all equity grants included in employment offers, including those made to named executive officers, are subject to Board approval. The grant date of June 3, 2010 disclosed in the table on page 101 reflects the date on which the Board approved the equity grant to Mr. Loebbaka. With respect to Mr. Loebbaka’s award, the Company has revised the language on page 105 of the Amendment to clarify that the date of April 19, 2010 reflects the date of his employment offer and not the grant date of the award.

Employment Agreements, page 100

55.	Please tell us where you disclose in the prospectus the 6.5% of the outstanding common stock mentioned in Exhibit 10.5.

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Additional disclosure has been added to page 104 of the Amendment in response to the Staff’s comment.

56.	Please reconcile your disclosure in the first sentence of your description of Raghuveer Belur’s employment agreement on page 103, regarding his employment on at will basis, with section 4 of Exhibit 10.9.

The Company respectfully submits that it believes that Mr. Belur’s employment is on an “at will” basis despite the term described in section 4 of his agreement because the Company can terminate his employment at any time for any reason, as described in section 7.1 of the agreement. The Company further advises the Staff that the severance provisions of Mr. Belur’s employment agreement are described on page 106 of the Amendment, including any severance for termination without “cause”.

2010 Potential Payments Upon Termination or Change of Control, page 104

57.	Please quantify how the new 2011 agreements that you disclose beginning on page 101 would change the amounts in the table.

In response to the Staff’s comment, the Company has provided additional disclosure to the table on pages 107-108 of the Amendment.

Compensation Risk Assessment, page 113

58.	Your disclosure suggests that you have not yet reviewed the risks associated with your compensation plans. Please reconcile this disclosure with the requirement of Regulation S-K Item 402(s).

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the Company’s board of directors is in the process of performing a comprehensive review of the Company’s material compensation plans and programs in light of the requirement of Regulation S-K Item 402(s). The Company expects this review to be completed prior to the distribution of preliminary prospectuses, and the Company will update its disclosure accordingly in a subsequent amendment to the Registration Statement.

Certain Relationships…, page 114

59.	Please disclose the date of each transaction in the table on page 114. Also disclose the material rights of each class of preferred stock that you issued to related parties and the number of shares of common stock into which each share of preferred stock will convert in connection with this offering. If shareholder approval is required for such conversion, please disclose whether you obtained the required approval.

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the various purchase dates of the Company’s preferred stock reflected in the table on page 118 are as set forth at the bottom of such table. The table currently indicates that the Company’s Series E preferred stock was purchased on three distinct dates and the accompanying footnotes to the

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table indicate the particular date on which each purchaser purchased shares of the Company’s Series E preferred Stock, as applicable. Additional disclosure has been added to pages 119-121 of the Amendment in response to the remainder of the Staff’s comment.

60.	Please tell us why this section does not reflect the March 31, 2009 transaction with “key investors” mentioned on page F-13.

In response to the Staff’s comment, the Company has revised its disclosure on page 119 of the Amendment to reflect the March 31, 2009 transaction with “key investors”.

61.	Please tell us which exhibit represents the voting agreement described on page 117.

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the Voting Agreement described on page 123 of the Registration Statement will terminate and no longer be material to the Company upon the effectiveness of the Registration Statement and, as such, the Company believes it should not be filed as an exhibit to the Registration Statement. A clarifying modification has been made to page 123 in response to the Staff’s comment.

62.	Please identify the related persons that are subject to this agreement, and disclose the material terms of the agreement, including the rights and covenants that will terminate upon completion of this offering.

Additional disclosure has been added to page 123 of the Amendment in response to the Staff’s comment.

Principal Stockholders, page 119

63.	With respect to each principal shareholder that is a legal entity, please identify clearly all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by that shareholder.

In response to the Staff’s comment, the Company has provided additional disclosures on page 126-127 of the Amendment.

Description of Capital Stock, page 122

Preferred Stock, page 122

64.	Please describe the conversion terms of the preferred stock.

In response to the Staff’s comment, the Company has provided additional disclosure on page 129 of the Amendment.

Warrants, page 123

65.	Please file as exhibits to this registration statement the warrants mentioned in the first and third paragraphs of this section.

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In response to the Staff’s comment, the Company has filed the warrants as Exhibits 4.3, 4.4, 4.5 and 4.6 to the Amendment.

66.	Please ensure that the disclosure here and throughout your prospectus is current. For example, we note the warrant mentioned on page F-24.

Additional disclosure has been added to page 130 of the Amendment in response to the Staff’s comment.

Anti-Takeover Effects, page 125

67.	The last paragraph of the risk factor that you cite in this section as containing a description of anti-takeover positions indicates that it does not identify all anti-takeover provisions. Please provide complete disclosure required by Regulation S-K Item 202(a)(5).

The Company has considered the Staff’s comment and believes that it has fully described all the material anti-takeover provisions that are likely to apply to potential takeover attempts. Accordingly, in response to the Staff’s comment, the Company has revised the relevant sentence on page 29 to remove any implication that there may be additional material anti-takeover provisions.

Material U.S. Federal Income and Estate Tax Consequences…, page 129

68.	It is inappropriate to disclaim liability for your disclosure as you appear to do in the first sentence of the second paragraph and in the last paragraph in this section. Please revise.

In response to the Staff’s comment, the Company has revised its disclosure on pages 136 and 139 of the Amendment.

Underwriting, page 133

69.	Refer to the last paragraph on page 136. Please provide more specific information regarding the financial advisory and investment banking services that the underwriters have provided to you. Also disclose the portion of your business derived from the supply and service agreements, the date the agreements end, and the exercise price of the warrant. File your agreements with the underwriters as exhibits to this registration statement.

The Company respectfully advises the Staff that the underwriters have not performed financial advisory or investment banking services for the Company other than in connection with the Company’s initial public offering. In response to the Staff’s comment, the Company has revised the disclosure on page 143 of the Amendment.

Although the commercial supply and services agreements with MS Solar Solutions Corp. (“MSSS”) are agreements with an affiliate of one of the underwriters, these agreements relate to the sale by the Company of its microinverters and related services to MSSS in

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connection with programs for the installation of solar photovoltaic systems in the United States developed by MSSS, and as such are ordinary course transactions. The Company supplementally advises the Staff that, pursuant to these agreements, which were entered into on February 16, 2010, MSSS and the Company have agreed that MSSS will purchase the Company’s microinverters for resale, and the Company will provide MSSS and its customers access to the Company’s web-based monitoring software and support services. The commercial supply agreement will terminate on February 16, 2012, and the services agreement will terminate on the later of February 16, 2030 and the twentieth anniversary of the last Enphase solar system deployed by MSSS under the commercial supply agreement, in each case subject to extension by mutual agreement. The Company did not generate any revenues from these agreements through March 31, 2011. In connection with these agreements, on March 4, 2010, the Company issued to MSSS a warrant to purchase up to 100,000 shares at an initial exercise price of $0.50 per share. This warrant is exercisable for three years from the date of issue, contingent upon MSSS purchasing 200,000 microinverters from the Company by March 2012. The Company believes it is very unlikely that this condition will be met; therefore the warrant will likely expire without being exercised.

There were no understandings between the Company and MSSS that Morgan Stanley & Co. LLC would be selected as an underwriter in the Company’s initial public offering; therefore, the commercial supply and services agreements are not “underwriting contract[s] or agreement[s] … pursuant to which the securities being registered are to be distributed.” Accordingly, none of the commercial supply nor services agreements are of the type of contract required to be filed pursuant to Regulation S-K, Item 601(b)(1).

70.	The last paragraph on page 138 indicates that this document is merely a prospectus supplement. Please tell us what prospectus this document supplements and whether you intend to file that prospectus.

In response to the Staff’s comment, the Company has revised its disclosure on page 145 of the Amendment.

Financial Statements

71.	Please update the financial statements when required by Rule 3-12 of Regulation S-X.

The Company respectfully advises the Staff that it will update its financial statements when required by Rule 3-12 of Regulation S-X.

Recent Sales, page II-2

72.	Please tell us where this section reflects the first common stock sale shown on page F-5.

The Company respectfully advises the Staff that the first common stock sale shown on page F-5 is reflected in Item 15(a)(4) on page II-2.

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73.	Please clarify which transactions you believe were exempt from registration based on Regulation D, and tell us when you filed the Form D for each such transaction.

Additional disclosure has been added to page II-4 of the Amendment in response to the Staff’s comment.

Exhibits and Financial Statement Schedules, page II-3

74.	Except as permitted for exhibits filed pursuant to Regulation S-K Item 601(b)(2), you should file complete copies of all documents you file as exhibits, including all attachments such as schedules, exhibits and annexes. Please refile Exhibits 4.2, 10.7, 10.10, 10.11, 10.12, 10.21, and 10.22 with the attachments that are currently missing.

In response to the Staff’s comment, the Company has filed complete copies of the exhibits that originally did not include all attachments, schedules or annexes, including Exhibits 4.2, 10.7, 10.10, 10.11, 10.12, 10.21 and 10.22. The Company advises the Staff that it will include Exhibits 10.16 through 10.21 with attachments and annexes in connection with the Company’s response and amendment to its confidential treatment application.

75.	Please file your agreements with your “other executive officers” mentioned in the penultimate paragraph on page 95.

In response to the Staff’s comment, the Company has filed the agreements with its remaining executive officers, in addition to the agreements with its named executive officers, as Exhibits 10.29, 10.30, 10.31, 10.32, 10.33 and 10.34 to the Amendment.

Consents of Independent Registered Public Accounting Firms – Exhibits 23

76.	To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment.

The Company acknowledges the Staff’s comment and confirms that a currently dated and signed consent from its independent accountants is filed with the Amendment.

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Please do not hesitate to contact me at (650) 843-5070 if you have any questions or would like any additional information regarding these responses.

Sincerely,

/s/ John H. Sellers

cc:	Paul B. Nahi, President and Chief Executive Officer, Enphase Energy, Inc.

Sanjeev Kumar, Chief Financial Officer, Enphase Energy, Inc.

Gary Caine, Deloitte & Touche LLP

Bruce K. Dallas, Davis Polk & Wardwell LLP

Marina Remennik, Cooley LLP

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